

November 1, 2010

Mr. Daniel J. Lefaivre
Stantec Inc.
10160 112 Street
Edmonton, Alberta T5K 2L6
Canada

> **RE: Stantec Inc.**
> **Form 40-F for the fiscal year ended December 31, 2009**
> **Filed February 25, 2010**
> **File # 1-32562**

Dear Mr. Lefaivre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the fiscal year ended December 31, 2009

Critical Accounting Estimates, page M-40
Goodwill, page M-40

1. In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit:
    * Identify the reporting unit.
    * The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
    * The amount of goodwill allocated to the reporting unit.

- A description of the assumptions that drive the estimated fair value.
- A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

2. In future filings, to the extent that any of your reporting units fail step one of your impairment analysis, please disclose the amount of goodwill allocated to this reporting unit.

3. We note that you increased your number of reporting units during 2009. Please provide us a specific and comprehensive discussion regarding why you undertook this change in reporting units. In addition, please tell us how you reallocated your goodwill and the amount of goodwill assigned to each reporting unit before and after the change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief